NO ACT

P.E.
01/28/2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 04 2016

Washington, DC 20549

March 4, 2016

Act: 1934
Section: 14a-8 (ODS)
Rule:
Public
Availability: 3-4-16

Todd H. Eveson
Wyrick Robbins Yates & Ponton LLP
teveson@wyrick.com

Re: First South Bancorp, Inc.
Incoming letter dated January 28, 2016

Dear Mr. Eveson:

This is in response to your letter dated January 28, 2016 concerning the shareholder proposal submitted to First South Bancorp by Phillip A. Lewis. We also have received a letter on the proponent's behalf dated February 24, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

16004224

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Stephen D. Feldman
Ellis & Winters LLP
stephen.feldman@elliswinters.com

March 4, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: First South Bancorp, Inc.
Incoming letter dated January 28, 2016

The proposal recommends that the board immediately take the necessary steps to achieve a sale, merger or other disposition of the company on terms that will maximize shareholder value as promptly as possible.

We are unable to concur in your view that First South Bancorp may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that First South Bancorp may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Adam F. Turk
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

EW
ELLIS & WINTERS LLP

Writer's E-mail Address:
Stephen.feldman@elliswinters.com

Writer's Direct Phone:
(919) 865-7005

February 24, 2016

Office of Chief Counsel
Division of Corporation Finance
SEC
100 F. Street NE
Washington, DC 20549
shareholderproposals@sec.gov

Re: First South Bancorp, Inc.
Rule 14a-8 Proposal from Phillip A. Lewis
Response of Phillip A. Lewis Pursuant to Rule 14a-8(k)

Dear Commission Staff:

Pursuant to Rule 14a-8(k), please accept this letter as the shareholder response of Phillip A. Lewis to First South Bancorp, Inc.'s January 28, 2016, letter.

This letter is submitted in further support of the Proposal and Supporting Statement submitted by Mr. Lewis for inclusion in the First South proxy statement and form of proxy for the 2016 Annual Meeting of Stockholders.

I. The Proposal Is Neither False Nor Misleading.

First South wrongly suggests that the Proposal is subject to exclusion as false and misleading because it refers to maximizing shareholder value through a sale, merger, or other disposition. Indeed, First South's views are inconsistent with the Commission's own position on similar shareholder proposals.

In particular, the Commission previously rejected a nearly identical argument under similar circumstances. In *Weldotron Corp.* (avail. May 23, 1991), the company sought a no-action letter under 14a-8(i)(3) based on the proposal's statement that "to maximize shareholder value, the Company must either be sold or merged with another company." *Id.* Like First South argues here, Weldotron argued the proposal was false and misleading because "[o]ther possibilities certainly exist to increase the value of the Company to shareholders, including restructuring certain business operations, issuing additional capital stock or debt and entering into joint ventures with other companies." *Id.* The Commission rejected that argument. *Id.*

First South's response also criticizes several facts included in the Supporting Statement. Those criticisms, however, are mistaken.

For one, First South criticizes the statement that "before 2015 the Company's independent directors were over 73 on average with little banking experience." Yet First South's own response highlights why these statements are spot-on. First South devotes a paragraph to describing the directors' experience—but not one of the directors had any experience outside of First South. First South does not deny that the average age prior to 2015 was 73, only stating that two new additions in 2015 reduced the average age to 70. But the Supporting Statement specifically notes that the average age it provides was for "*before* 2015." First South also makes no mention of the fact that, in recent years, the bank's board has *increased the maximum age* of a director from 70 to 75, and then from 75 to 80 and, most recently, from 80 to 85. These age increases have had an obvious effect: the existing directors have stayed entrenched in power.

The company's addition of the two new directors, moreover, does not materially change the statements. The two new directors' only banking experience comes from their roles on an advisory board to Wells Fargo. First South offers literally no discussion about the advisory board does or, more importantly, the new directors' specific roles and responsibilities on the board.

First South next suggests that its executive officers' benefits packages are not "unusual." First South, however, does not offer any examples of peer banks or other institution that provide a similar benefit to its directors. Instead, First South states generically without support or examples that similar packages can be found among directors of other public companies and bank holding companies in the Southeast.

Setting those blanket statements aside, the numbers speak for themselves. Comparing the average director cash compensation as of December 31, 2014, of several peer institutions in the First South market shows the following disparity:

First South:	$50,516
FBNC:	$23,300
Select Bank:	$13,658
Southern Bank:	$7,720

First South's compensation far exceeds its peers, even for those institutions that are significantly larger than First South.

These are not the only startling compensation figures. As a further example, one senior director has earned over $1.15 million from three bank-funded income programs despite having contributed only $41,999 over a twenty-year period; this $1.15 million in earnings is in addition to the director's annual compensation for serving as director. As another example, and according to First South's own written materials, First South paid its executive officers and directors over $7 million in 2012, 2013, and 2014—all while First South cumulatively lost $900,000 in the same period.

Finally, First South criticizes the Supporting Statements use of the phrase "unsustainable path." In doing so, however, First South fails to acknowledge that the Supporting Statement attributes the unsustainable path to the dwindling of the number of potential acquirers and the increasing burden of compliance—assertions that First South does not challenge. First South also tries to tout its performance through selective data, but that data is misleading:

- First South touts its market capitalization, but over the last ten years, First South has actually lost $261 million in market capitalization.

- First South compares its stock performance since 2012 to the entire market and not to the financial sector specifically. Over that same period of time, First South's average annual earnings per share have only been $0.095.

- While the bank has historically had an efficiency ratio in the 50-60% range, that number has jumped to 82.26%.

These metrics signal a significant downturn in the bank's performance and signal an unsustainable path even outside of the two factors actually cited in the Supporting Statement.

II. The Proposal Is Not Impermissibly Vague and Should Not Be Excluded Under 14a-8(i)(3).

First South also argues that the Proposal is subject to exclusion as vague because it fails to provide a mechanism for its operation. In support, First South relies on arguments that have been rejected by the Commission in virtually identical proposals.

First South cites two phrases in the Proposal as vague.

First, the company suggests that a proposal cannot require a board to "take the necessary steps," because there is no "guidance that would allow the Company of its stockholders to determine what type of 'necessary steps' are contemplated." First South also suggests that the directive's requirement to achieve a sale, merger, or "other disposition of the Company" encompasses too great an array of options for meaningful implementation.

The Commission, however, has repeatedly rejected attempts to exclude proposals with nearly identical language. For example, in *Jackpot Enterprises, Inc.* (avail. Oct. 5, 1998), the proposal stated "that the shareholders hereby inform the Board of Directors that it is the desire of the shareholders that the Board of Directors immediately take *the necessary steps* to achieve a sale, merger, *or other disposition of the company* on terms that will maximize shareholder value as promptly as possible." *Id.* (emphasis added). The Commission failed to concur that the proposal could be excluded. The Commission has repeatedly reached the same conclusion with other similarly-worded proposals. *See, e.g., Viacom Inc.* (avail. Mar. 30, 2007) (refusing to concur in the exclusion of a proposal requesting a media company to divest a studio "via sale or other extraordinary transaction"); *First Keystone Financial, Inc.* (Nov. 5, 1996) (refusing to concur in the exclusion of a proposal recommending the board "immediately take the necessary steps to achieve a sale, merger, or other acquisition"); *First Franklin Corp.* (avail. Feb. 22, 2006) (refusing to concur in the exclusion of a proposal to engage the services of an investment banking firm to take all necessary steps to actively seek a sale or merger of the company).

On at least one occasion, the Commission *suggested* that a shareholder adopt language identical to the Proposal here. In *Center Banks, Inc.* (avail. Mar. 13, 1992), the Commission found a basis to exclude the proposal, but suggested that the "defect could be cured, however, if the proposal were cast as a request or recommendation that the Company's board of directors take the steps necessary to implement the proposal." If the shareholder made that change, the Commission would no longer view the proposal as defective. *Id.*

First South overlooks all of these decisions. Instead, First South cites two no-action letters with no applicability here.

In *Gannett Co., Inc.* (avail. Feb. 24, 1998), the shareholder proposal sought to impose certain "principles" on the company, requiring the newspaper's content to "reflect the diversity of the communities that it serves," to be "fair, responsible, and law-abiding," and "to ensure that the public has a quality product providing information needed to make informed civic decisions." The Commission found the proposal to be vague. The Proposal here, in contrast, offers a far more tangible result: a sale, merger, or other disposition. This Proposal does not impose fungible standards on the company and its directors.

The proposal in *A.H. Belo Corp.* (avail. Jan. 29, 1998) was similarly vague and subject to exclusion. It required the company to "sever immediately all connection with organizations which support denial of . . . other basic freedoms for American citizens." The company would then be tasked with determining which "basic freedoms" should be part of its test, and how to determine whether the company supported the denial of those basic freedoms. Again, the proposal in *A.H. Belo* is far from the concrete Proposal here requiring a sale, merger, or other disposition.

Lastly, First South argues that the facts contained in the Supporting Statement fail to provide a sufficient justification for adopting the Proposal. The Proposal, of course, cannot address and solve all every issue caused by the bank's management and direction. Rather, the Supporting Statement contains facts that highlight the performance problems seen throughout the past several years and reflect the institutional roadblocks to stopping the downward trend. Any reasonable investor can view those facts within the proper context and understand how the facts relate to a potential sale, merger, or other disposition of the company. These types of facts are precisely the type of information that would be relevant to a shareholder considering whether a merger, sale, or other disposition was advisable.

We would be happy to provide you with any additional information. Please do not hesitate to contact me at (919) 865-7005.

Very truly yours,

ELLIS & WINTERS LLP

Stephen D. Feldman

SDF/sba

cc: Todd H. Eveson (teveson@wyrick.com)

wyrickrobbins

Wyrick Robbins Yates & Ponton LLP
ATTORNEYS AT LAW
4101 Lake Boone Trail, Suite 300, Raleigh, NC 27607
PO Drawer 17803, Raleigh, NC 27619
P: 919.781.4000 F: 919.781.4865 www.wyrick.com

January 28, 2016

Via E-Mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: First South Bancorp, Inc.
Stockholder Proposal of Phillip A. Lewis
Securities Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, First South Bancorp, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Stockholders (collectively, the "2016 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from Phillip A. Lewis (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **RESOLVED,** that the shareholders hereby inform the Board of Directors that the shareholders recommend that the Board of Directors immediately take the necessary steps to achieve a sale, merger, or other disposition of the Company on terms that will maximize shareholder value as promptly as possible.

A copy of the Proposal and the Supporting Statement is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

The language of the Proposal and the Supporting Statement is false and misleading, as well as impermissibly vague and indefinite so as to be inherently misleading. Accordingly, we hereby respectfully request that the Staff concur in our view that the Proposal properly may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(3).

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is False and Misleading.

The Proposal and the Supporting Statement thereof are excludable under Rule 14a-8(i)(3) because they are contrary to Rule 14a-9, which prohibits false or misleading statements in proxy solicitation materials. A proxy solicitation may not, at the time and in the light of the circumstances under which it is made, be false or misleading with respect to any material fact, or omit any material fact necessary in order to make the statements therein not false or misleading. The Proposal and Supporting Statement mislead Company stockholders by suggesting that the immediate sale, merger or other disposition of the Company is the only available alternative for maximizing stockholder value. In addition, the Supporting Statement includes misleading statements regarding the Company's directors and executive compensation agreements. The conclusion of the Supporting Statement further misleads Company stockholders by stating that the Company is on an "unsustainable path."

A. The Proposal And Supporting Statement Mislead Stockholders By Suggesting That The Immediate Sale, Merger, Or Other Disposition Of The Company Is The Only Alternative For Maximizing Stockholder Value and Ignoring the Potential Negative Consequences of Such Actions.

The Proposal states that in order to "maximize shareholder value" the Company should "immediately take the necessary steps to achieve a sale, merger, or other disposition of the Company." In the Supporting Statement, the Proponent states, "[w]ith the number of potential acquirers dwindling in a competitive marketplace and compliance burdens increasing drastically, the Company is on an unsustainable path." Together with the Proposal, this suggests that the only possible method of maximizing stockholder value is the immediate sale, merger or other disposition of the Company. There is no factual support for this claim. The Proposal neglects many viable alternative methods of maximizing stockholder value, including organic growth through expansion into new markets and related industries, strategic acquisitions, and evaluation and execution of current business strategies. A proposal that requires the Company to act immediately to pursue one course of action and suggests that course of action is the only way to maximize stockholder value, with no factual support for its position, is both misleading and adverse to the interests of the Company's stockholders.

In addition, the Proposal and Supporting Statement fail to take into consideration the potential disadvantages and negative consequences of an immediate sale, merger or other disposition of the Company. The board of directors is keenly aware of its duties to the Company's stockholders and is constantly working to maximize stockholder value, which includes the evaluation of potential business combinations. The board and management believe that an immediate auction process of the type being suggested by the Proponent would result in an undervaluation of the Company and would, in fact, reduce stockholder value.

B. The Supporting Statement Includes Assertions That Are Materially And Objectively False And Misleading.

Many of the assertions in the Supporting Statement are demonstrably, materially and objectively false or misleading in violation of Rule 14a-8(i)(3). Therefore, the Company plans to exclude the Proposal from its 2016 Proxy Materials in its entirety and respectfully requests that the Staff concur that it will take no action if the Company excludes the Proposal. In the event that the Staff does not concur that the Proposal should be excluded in its entirety on this basis, the Company requests that the Staff concur with the exclusion of the following materially false and misleading statements contained in the Supporting Statement for the reasons set forth below:

1. The Supporting Statement includes misleading statements regarding the Company's directors.

The Supporting Statement states that "before 2015 the Company's independent directors were over 73 on average with little banking industry experience." This statement is grossly misleading in that it (1) ignores the banking industry experience of those independent directors serving on the board prior to 2015 and (2) fails to take account of the changes to the board of directors in 2015.

The independent members of the Company's board of directors who were serving on the board prior to 2015 have considerable banking experience. Five directors have served on the Company's board since the Company's formation in 1996 and served as directors of the Company's wholly owned subsidiary, First South Bank (the "Bank"), for up to twenty years prior to that. Frederick Holscher has been a director of the Bank since 1985 and interfaces with the banking industry in the normal course of his business as an attorney, Frederick Howdy has been a director of the Bank since 1975, Linley Gibbs has been a director since 1985, Charles Parker has been a director since 1971, and Marshall Singleton has been a director since 1990. The Company's independent directors have over 175 years of combined experience serving as bank and bank holding company directors. During this time they have overseen the successful growth of the Bank and navigated the organization through profound changes in the financial services industry and the economy. To characterize these directors as having "little banking industry experience" is grossly misleading.

Furthermore, there were two additions to the board of directors in 2015 that the Supporting Statement fails to take into consideration. In March of 2015, Lindsey A. Crisp and Steve L. Griffin joined the Company's board of directors. Mr. Crisp is 44 years old and Mr. Griffin is 62 years old. With the addition of Messrs. Crisp and Griffin, the average age of the Company's independent directors is 70. Furthermore, Messrs. Crisp and Griffin each have prior banking industry experience. Each of them previously served as an advisory board member of Wells Fargo Bank in Washington, North Carolina.

2. ***The Supporting Statement misleads Company stockholders by characterizing certain of the Company's agreements with its executive officers as "unusual."***

The Supporting Statement states that "the Company's executive officers benefit from unusual agreements that allow for additional cash payments, or 'excise tax gross ups,' to cover excise taxes that might arise in connection with a separation from service. The salary continuation agreements between the Bank and certain of its officers contain excise tax gross up provisions. Under these provisions, in the event any payment under the agreements, when added to all other amounts or benefits provided to an officer in connection with a separation from service, would result in the imposition of an excise tax under the Internal Revenue Code of 1986, as amended, the Bank has agreed to provide these officers with additional cash payments in an amount such that the after-tax proceeds of the additional payment will be equal to the amount of the excise tax. The Supporting Statement is misleading in its characterization of such provisions as "unusual." Tax gross-up provisions are in effect as part of executive compensation agreements at a number of public companies, including other bank holding companies in the Southeast.

3. ***The Supporting Statement misleads Company stockholders by stating that the Company is on an "unsustainable path."***

The Supporting Statement's assertion that "the Company is on an unsustainable path" is misleading. Any number of metrics refute the conclusion that the Company's financial position is "unsustainable."

One of the most important financial metrics for a bank is its capital levels. Federal and state regulations require banks to maintain certain capital ratios or else become subject to regulatory enforcement actions. As of December 31, 2015, the Bank's regulatory capital ratios were in excess of all regulatory requirements and the Bank's regulatory capital position was categorized as "well capitalized."

A financial metric commonly used to assess stockholder value is stock price appreciation. While the trading prices of virtually all financial sector stocks were depressed during the financial crisis and ensuing recession, from January 2, 2012 to December 31, 2015, the Company's stock price has risen from $3.33 per share to $8.50 per share for a total increase of over 156% and a compound annual growth rate (CAGR) of 26.40%. During the comparable period, the Dow Jones Industrial Average, Nasdaq, and S&P 500 have increased by 40.98%, 87.25%, and 59.96%, respectively, or CAGR of 8.97%, 16.98%, and 12.46%, respectively. Under the stewardship of the Company's current executive management team since September 2012, the Company's stock price has increased by 82.30% compared to 30.95%, 59.65%, and 42.15% for the Dow Jones Industrial Average, Nasdaq, and S&P 500, respectively. By any objective standard, the Company's management and board of directors have delivered better than average stock price appreciation over the past several years.

The financial performance metrics noted by the Proponent for the first quarter of 2015 were impacted by a multi-branch acquisition in December 2014. The purpose of the branch acquisition was to significantly enhance the Bank's physical branch footprint and customer base to support future earning asset growth resulting in a positive earnings impact that would follow over time as the Bank's expanded footprint was leveraged. This goal is being realized, as the Company continues to execute its branch acquisition strategy and earnings have improved each quarter. Specifically, during the year ended December 31, 2015, the Bank generated net growth in its loan portfolio of $126.6 million or over 26%. The Proponent is correct in stating that annualized return on assets (ROA) for the first quarter of 2015 was 0.33%. Due to solid loan growth and increases in noninterest income, ROA has increased in each subsequent quarter and was 0.52% for the year ended December 31, 2015. The Proponent is also correct that annualized return on equity (ROE) for the first quarter of 2015 was 3.61%. ROE has increased steadily in each subsequent quarter and was 5.72% for the year ended December 31, 2015.

Based on foregoing, the Company's financial condition is sound and in no way can be characterized as "unsustainable." To do so is a mischaracterization of the Company and is misleading to the Company's stockholders.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a stockholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal

Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B").[1] Discussing Rule 14a-8(i)(3), the Staff has emphasized that, "[i]n evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks." Staff Legal Bulletin No. 14G (Oct. 16, 2012).

A. The Proposal Is Impermissibly Vague Because It Does Not Specify The Means For Its Implementation.

The Staff has recognized that a proposal may be omitted where it does not specify the means for its implementation. In *Gannett Co., Inc.* (avail. Feb. 24, 1998), the Staff concurred in the exclusion of a proposal because it was "unclear what action the Company would take if the proposal were adopted." Additionally, in *A.H. Belo Corp.* (avail. Jan. 29, 1998) a proposal was excluded because "neither the stockholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty what measures the Company would take if the proposal was approved."[2]

Here, the Proposal does not request that the Company's board of directors take specific steps. Rather, the Proposal requests that the board "take the necessary steps," but the Proposal and Supporting Statement are void of any guidance that would allow the Company or its stockholders to determine what type of "necessary steps" are contemplated by the Proposal.

Further, the Proposal recommends that the board achieve "a sale, merger, or other disposition of the Company," but does not otherwise explain what is meant by the term "disposition of the Company." A "disposition of the Company" reasonably encompasses a wide range of transactions, including the liquidation of some or all of the Company's assets; a spin-off, split-up, or other reorganization of the Company; or any combination thereof. These divergent transactions inherently result in different types of consideration for Company stockholders, ranging from liquidating dividends, to shares of a new subsidiary or even shares of an entirely unfamiliar company. Thus, there is a substantial likelihood that any actions taken by the Company may vary from the actions envisioned by the stockholders.

---

[1] *See also Dyer v. SEC,* 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (concurring with the exclusion under Rule 14a-8(i)(3) where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by stockholders voting on the proposal").

[2] *See also Duquesne Light Co.* (Jan. 6, 1981) (excluded proposal requiring the establishment of a national utility stockholders union, but no means for implementation); *Middle South Utilities Inc.* (May 14, 1984) (excluded proposal requiring director's ownership of at least 250 shares, but no means for implementation).

B. The Proposal Is Misleading Because Substantial Portions Of Its Supporting Statement Are Irrelevant To The Proposal.

In SLB 14B, the Staff clarified that it may be appropriate to modify or exclude a proposal, its supporting statement, and/or portions thereof under Rule 14a-8(i)(3) if, among other infirmities, "…substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable stockholder would be uncertain as to the matter on which she is being asked to vote." The Proposal and Supporting Statement at hand are excludable on this basis.

The Proposal exclusively relates to the board "immediately" taking the "necessary steps to achieve a sale, merger, or other disposition of the Company," but instead of clarifying for stockholders what "necessary steps" should be taken by the board or what form such a transaction may take, the Supporting Statement outlines certain financial results, scrutinizes a recent branch acquisition transaction, and seeks to discredit members of the Company's board of directors based on qualities such as their age, place of residence and personal ownership of Company shares. The Supporting Statement addresses issues that, assuming the issues exist, could be addressed by actions other than a "sale, merger, or other disposition of the Company." These issues, collectively or individually, do not require "a sale, merger, or other disposition of the Company," as the Supporting Statement misleadingly implies. The inherent disconnect between the subject matter addressed in the Supporting Statement and the Proposal makes it unlikely that Company stockholders will be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires the Company to take.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to teveson@wyrick.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (919) 781-4000.

Respectfully yours,

WYRICK ROBBINS YATES & PONTON LLP

Todd H. Eveson

Enclosure

24910.11-899115 v10

cc: Mr. Bruce W. Elder
President and Chief Executive Officer
First South Bancorp, Inc.
(via e-mail)

Mr. Phillip A. Lewis
(via FedEx)

Exhibit A

Stockholder Proposal and Supporting Statement

MR. PHILLIP A. LEWIS

*** FISMA & OMB Memorandum M-07-16 ***

December 16, 2015

Via FedEx

Mr. William L. Wall
Secretary
First South Bancorp, Inc.
1311 Carolina Avenue
Washington, NC 27889

Dear Mr. Wall:

As an investor in First South Bancorp, Inc. (the "Company"), I submit the following proposal for consideration at the Company's 2016 Annual Meeting of Stockholders:

RESOLVED, that the shareholders hereby inform the Board of Directors that the shareholders recommend that the Board of Directors immediately take the necessary steps to achieve a sale, merger, or other disposition of the Company on terms that will maximize shareholder value as promptly as possible.

Supporting Statement

The Company and its subsidiary First South Bank have suffered a long run of financial underperformance. Since Q1 2013, the Company's Returns on Average Assets have declined from 1.03% to 0.54%, with a nadir of 0.33% in Q1 2015. Returns on Equity have declined from 9.22% to 5.99% over the same period, also bottoming at 3.59% in Q1 2015. The Company's quarterly dividends held steady at $0.20/share from 2008 to 2010 before disappearing in 2011 and reappearing at a tiny $0.025/share in 2014. After reaching $0.43 in Q3 2007, the Company's earnings per share dropped to $0.03 in Q1 2011, and were an anemic $0.13 in Q3 2015. Meanwhile, the Company's total expenses have increased by over 40% since Q3 2012, with advertising expenses increasing by 842% over the same period. And the Company's efficiency ratio for Q3 2015 was 82.26%, far above the level of a well-managed bank.

This financial decline has continued even with the Company's acquisition of nine branches from Bank of America in September 2014. While that transaction was presented as potentially increasing the Company's assets from $711 million to $972 million, total assets were $913 million as of September 30, 2015. The deposits acquired appear to have been mismatched with the Bank's products and services. This acquisition resulted in a pretax charge of $345,000 due to excess liquidity acquired in the transaction, and terminated a 2014 hedging strategy involving $20M in FHLB loans. Despite purchasing these branches and assets, FHLB borrowings to fund the Company's loans have bounced back to $32M and $33M in Q2 and Q3 of 2015.

Meanwhile, before 2015 the Company's independent directors were over 73 on average with little banking industry experience, and located almost exclusively in Washington, N.C. Those directors earned over $50,500 on average last year, significantly exceeding director compensation for peer banks. This year, the Company appointed two directors who have little stake in its success. Current Form 4 filings show that Lindsey Crisp owns 7,668 shares, and that Steven Griffin owns only 625 shares. Also, the Company's executive officers benefit from unusual agreements that allow for additional cash payments, or "excise tax gross ups," to cover excise taxes that might arise in connection with a separation from service.

With the number of potential acquirers dwindling in a competitive marketplace and compliance burdens increasing drastically, the Company is on an unsustainable path. I propose that the shareholders vote for the resolution as described above at the Company's next Annual Meeting. I intend to hold the securities required by Rule 14a-8(b) through that Annual Meeting.

Sincerely,

Phillip A. Lewis

WELLS FARGO ADVISORS

Wells Fargo Advisors, LLC
695 East Arlington Boulevard
Suite 200
Greenville, NC 27858-5808
Tel: 252-756-6900
Toll Free: 800-388-6850
Fax: 252-321-2800

PICKED UP BY THE CLIENT

December 16, 2015

To Whom It May Concern:

This is to certify that on December 16, 2015, Phillip A Lewis owns 149,186 shares of First South Bancorp Inc (FSBK) and has held these shares continuously for at least 1 year. These shares are held in his Wells Fargo Advisors accounts in street name.

Please call me if additional information is needed.

Sincerely,

Lisa W Hardee

Lisa W Hardee
Control Specialist
Vice President